FOR IMMEDIATE RELEASE

Bright Minds Biosciences to Host Virtual R&D Day on May 20, 2025; Program Highlights Include an Overview of Absence Seizures and the BMB-101 Phase 2 Study

Vancouver, British Columbia, April 28, 2025 - Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) (“Bright Minds” or the “Company”), a company focused on developing highly selective 5-HT2 agonists for the treatment of drug-resistant epilepsy, depression, and other central nervous system (CNS) disorders, today announced that it will host a virtual R&D Day on Tuesday, May 20, 2025, from 10:00 am – 11:30 am ET.

The event will provide an overview of absence seizures and will focus on the unmet need in this group of epilepsy patients. The webcast will include presentations from renowned Key Opinion Leaders (KOLs) in epilepsy research, as well as an overview of the Company’s BREAKTHROUGH study, an open-label Phase 2 clinical trial evaluating the safety, tolerability, and efficacy of BMB-101 in adult patients with classic Absence Epilepsy and Developmental and Epileptic Encephalopathy (DEE). Attendees will have the opportunity to ask questions at the conclusion of the program.

Webcast Information

The Bright Minds Biosciences Virtual R&D Day will be webcast live and a replay will be available after the event by visiting the “Investors” section of the Company’s website and selecting “Events and Presentations.”

Date & Time: Tuesday, May 20, 2025, 10:00 am – 11:30 am ET

Webcast Access: https://app.livestorm.co/bright-minds-biosciences/bright-minds-biosciences-to-host-virtual-r-and-d-day-on-may-20-2025

About Bright Minds

Bright Minds is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives.

Bright Minds has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Forward-Looking Statements

This news release contains “forward-looking information”. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include BMB’s hosting of the virtual R&D Day, and the contents of the program and webcast.  A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this news release. These factors include technical readiness to host an online webcast and continuation of anticipated content for the program. Additional risk factors can also be found in the Company’s public filings under the Company’s SEDAR+ profile at www.sedarplus.ca. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

Contact Information

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com